Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2016	2015	2014
NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$4,632,848	$(122,377)	$8,376
Net Income (loss) applicable to common shares for diluted earnings per share	$4,632,848	$(122,377)	$8,376
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,943,625	1,638,215	1,638,215
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	*	*	31,097
Total shares for diluted earnings per share	1,943,625	1,638,215	1,669,312
Basic Earnings Per Common Share	$2.38	$(.07)	$.01
Diluted Earnings Per Common Share	$2.38	$(.07)	$.01
* Net effect of stock options was antidilutive for the period.